UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Final Amendment)

Aoxing Pharmaceutical Company, Inc.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

03740A106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 03740A106

(1)	Names of reporting persons: Wellspring Management, LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 20-1825976
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 2,150,006
(7) Sole dispositive power: 1,663,996
(8) Shared dispositive power: 486,010
(9)	Aggregate amount beneficially owned by each reporting person: 2,150,006
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 4.4%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 03740A106

(1)	Names of reporting persons: Wellspring Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 486,010
(7) Sole dispositive power: 0
(8) Shared dispositive power: 486,010
(9)	Aggregate amount beneficially owned by each reporting person: 486,010
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 0.99%
(12)	Type of reporting person (see instructions): PN

CUSIP No. 03740A106

(1)	Names of reporting persons: George Maddux White
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization:
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 2,150,006
(7) Sole dispositive power: 0
(8) Shared dispositive power: 2,150,006
(9)	Aggregate amount beneficially owned by each reporting person: 2,150,006
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 4.37%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 03740A106

(1)	Names of reporting persons: Blackwell Partners LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Georgia
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,663,996
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 1,663,996
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 3.38%
(12)	Type of reporting person (see instructions): IV

CUSIP No. 03740A106

(1)	Names of reporting persons: Gothic Corporation
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: North Carolina
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 865,278
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 865,278
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 1.76%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 03740A106

(1)	Names of reporting persons: The Duke Endowment
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: North Carolina
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 386,047
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 386,047
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 0.78%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 03740A106

(1)	Names of reporting persons Gothic ERP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: North Carolina
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 118,144
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 118,144
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 0.24%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 03740A106

(1)	Names of reporting persons: Gothic HSP
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: North Carolina
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 294,527
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 294,527
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 0.60%
(12)	Type of reporting person (see instructions): OO

Item 1.

(a)	Name of Issuer

Aoxing Pharmaceutical Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15 Exchange Place, Suite 500

Jersey City, New Jersey 07302

Item 2.

Item 2(a) Name of person filing:

This statement is filed by:

(i)	Wellspring Management, LLC (“Wellspring Management”), a limited liability company organized under the laws of the State of Delaware, which serves as general partner of Wellspring Capital, L.P. (“Wellspring Capital”), a limited partnership organized under the laws of the State of Delaware, and investment manager for a separately managed account for Blackwell Partners LLC (“Blackwell Partners”), a limited liability company organized under the law of the State of Georgia, with respect to the shares of Common Stock directly owned by Wellspring Capital and Blackwell;

(ii)	George M. White, a United States citizen (“Mr. White”), as managing member of Wellspring Management, with respect to the shares of Common Stock beneficially owned by Wellspring Management, and with respect to the shares of Common Stock directly owned by Mr. White, the shares of Common Stock beneficially owned by Mr. White as trustee of certain trusts;

(iii)	Wellspring Capital, L.P., with respect to the shares of Common Stock directly owned by it;

(iv)	Blackwell Partners LLC, with respect to the shares of Common Stock directly owned by it;

(v)	Gothic Corporation;

(vi)	The Duke Endowment;

(vii)	Gothic ERP; and

(viii)	Gothic HSP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b) Address of Principal Business Office or, if none, Residence:

 Wellspring Management, LLC

 1790 Kirby Parkway, Suite 127

 Memphis, Tennessee 38138

 Wellspring Capital, L.P.

 1790 Kirby Parkway, Suite 127

 Memphis, Tennessee 38138

 George M. White

 1790 Kirby Parkway, Suite 127

 Memphis, Tennessee 38138

 Blackwell Partners LLC

 406 Blackwell Street

 Suite 300

 Durham, North Carolina 27701

 Gothic Corporation

 c/o DUMAC, LLC

 406 Blackwell Street, Suite 300

 Durham, North Carolina 27701

 The Duke Endowment

 c/o DUMAC, LLC

 406 Blackwell Street, Suite 300

 Durham, North Carolina 27701

 Gothic ERP

 c/o DUMAC, LLC

 406 Blackwell Street, Suite 300

 Durham, North Carolina 27701

 Gothic HSP

 c/o DUMAC, LLC

 406 Blackwell Street, Suite 300

 Durham, North Carolina 27701

Item 2(c) Citizenship:

 Wellspring Management, LLC – Delaware

 Wellspring Capital, L.P. – Delaware

 Blackwell Partners LLC – Georgia

 Gothic Corporation – North Carolina

 The Duke Endowment – North Carolina

 Gothic ERP – North Carolina

 Gothic HSP – North Carolina

Item 2(d) Title of Class of Securities:

 Common Stock, $0.001 per share

Item 2(e) CUSIP Number:

 03740A106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) __	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) __	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) __	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) __	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) __	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) __	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) __	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) __	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) __	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) __	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The percentages used herein are calculated based upon the 49,196,090 shares of Common Stock issued and outstanding.

The securities to which this Schedule relates (the “Common Stock”) are registered securities that are owned by Wellspring Capital, for which Wellspring Management serves as general partner, and Blackwell Partners, whose separate account is managed by Wellspring Management. Mr. White, as managing member of Wellspring Management, may therefore be deemed to beneficially own the Common Stock beneficially owned by Wellspring Management for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as he may be deemed to have the power to direct the voting or disposition of the Common Stock. Additionally, certain Common Stock is owned by either Mr. White directly, or by various trusts of which Mr. White is the trustee. As trustee of said trusts, Mr. White may be deemed to indirectly beneficially own the Common Stock directly owned by said trusts.

None of the Reporting Persons individually own more than five percent of Aoxing Pharmaceutical Company, Inc.’s outstanding common stock and in the aggregate the Reporting Persons own approximately 4.4% of Aoxing Pharmaceutical Company, Inc.’s common stock. This Schedule 13G/A has been filed for informational purposes to reflect that Wellspring Management, LLC is the general partner of Wellspring Capital, L.P. and provides investment services Blackwell Partners LLC. This Schedule 13G/A is also being filed for informational purposes to reflect that Mr. White is the managing member of Wellspring Management.

Blackwell Partners LLC (“Blackwell”) is a Georgia limited liability company through which Duke University and The Duke Endowment make certain of their segregated account investments. Gothic Corporation owns approximately 52.0% of the membership interests of Blackwell. The Duke Endowment owns approximately 23.2% of the membership interests of Blackwell. Gothic ERP owns approximately 7.1% of the membership interests of Blackwell. Gothic HSP owns approximately 17.7% of the membership interests of Blackwell.

Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that Mr. White is the beneficial owner of any of the Common Stock owned by the other Reporting Persons in this Schedule 13G/A, and Mr. White disclaims beneficial ownership of same, except to the extent of his pecuniary interests therein.

Each of the Reporting Persons disclaims beneficial ownership of Common Stock owned directly by another Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

WELLSPRING MANAGEMENT, LLC	BLACKWELL PARTNERS LLC

/s/ George M. White	/s/ Bart J. Brunk
By: George M. White Title: Managing Member	By: Bart J. Brunk Title: Authorized Officer

WELLSPRING CAPITAL, L.P.	GOTHIC CORPORATION

/s/ George M. White	/s/ Bart J. Brunk
By: Wellspring Management, LLC Title: General Partner By: George M. White Title: Managing Member	By: Bart J. Brunk Title: Authorized Officer

THE DUKE ENDOWMENT

/s/ George Maddux White	/s/ Bart J. Brunk
George Maddux White	By: Bart J. Brunk Title: Authorized Officer

GOTHIC ERP

/s/ Bart J. Brunk
By: Bart J. Brunk Title: Authorized Officer

GOTHIC HSP

/s/ Bart J. Brunk
By: Bart J. Brunk Title: Authorized Officer